

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Robert B. Kay
Chief Executive Officer
iBio, Inc.
600 Madison Avenue, Suite 1601
New York, NY 10022-1737

> **Re: iBio, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 28, 2019**
> **File No. 333-233504**

Dear Mr. Kay:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Andrew Abramowitz, Esq.